02 MAY 22

6 May 2002

02034326

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

SUPPL

Attention — Office of International Corporate Finance,
Division of Corporation Finance

Re — David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Dear Sirs

David Jones Limited -
Dividend Reinvestment Plan

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Very truly yours,
DAVID JONES LIMITED

dlw 5/29

JOHN A. SIMMONDS
COMPANY SECRETARY

6 May 2002

The Manager Companies
Australian Stock Exchange Limited
PO Box H224
Australia Square
SYDNEY NSW 1214

Dear Sir

Dividend paid 6 May 2002
Dividend Reinvestment Plan

We advise the allotment on 6 May 2002 of 4,796,014 ordinary shares at $1.169 per share under the David Jones Dividend Reinvestment Plan. The issued capital of David Jones Limited is now 402,958,883 ordinary shares. Application for quotation of the additional securities has been sent separately.

The participation rate in the Dividend Investment Plan was 35% of the issued capital. Of the participants, just over 50% indicated their wish to have any small fractional entitlements that arise included in the scheme for the Company to donate such amounts to charity, which has been specified as *Children's Cancer Institute Australia.* Of the total number of ordinary shares allotted, 4,212 ordinary shares were allotted to *Children's Cancer Institute Australia*.

Yours faithfully
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES

David Jones Limited A.C.N. 000 074 573
A.B.N. 75 000 074 573
Elizabeth Street Store 86-108 Castlereagh Street Sydney NSW 2000 Australia Telephone 02 9266 5544